MAG Silver Corp.

January 8, 2010

For Immediate Release

NR#10-01

MAG SILVER EXTENDS MOLYBDENUM-GOLD

ZONE AT CINCO DE MAYO

0.16% molybdenum with 0.27 grams per tonne gold over 43.97 metres

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) is pleased to announce additional gold and molybdenum assay results from on-going drilling of the Pozo Seco Moly-Gold zone discovery on its 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico (see press releases of September 23 and November 10, 2009).

The best of the new holes in the Molybdenum-Gold (“Moly-Gold”) zone is Hole 144 which reports 0.16% molybdenum (“Moly”) with 0.27 grams per tonne (g/t) gold over 43.97 metres (30.38 to 74.35 metre depth). In addition holes 141 and 142 were drilled east of the Lucia Fault and also returned strong molybdenum and gold results.  These combined holes demonstrate that the Moly-Gold zone continues to the northwest and remains open towards recently acquired ground.  Holes 143, 145, and 152 were drilled southwest of the Lucia Fault and returned no significant values. Hole 148 was drilled east of the eastern bounding fault to the Moly-Gold zone. This new drilling has now identified a zone approximately 1,100 metres long by almost 350 metres wide averaging almost 50 metres in thickness and it remains open to the northwest.

Recent drilling has also discovered an emerging gold dominant zone adjacent to the Pozo Seco Molybdenum-Gold zone discovery.  Hole CM09-150 is the best of these new gold-dominant holes, returning 27.50 g/t gold in a 0.30 metre zone lying at surface and containing abundant visible gold within an overall 4.41 metres (4.95 to 9.36 metre depth) grading 1.99 g/t gold.  Hole 150 and adjoining Holes 153 and 123 (see press release of November 10, 2009) show only trace molybdenum in contrast to neighbouring holes on the northeast side of the major northwest-trending Lucia Fault, which appears to be the controlling factor for the strong molybdenum mineralization.

Gold mineralization appears to overprint the molybdenum zone along a perpendicular northeast-trending fault zone that continues to the southwest where a recent geochemical grid sampling at Pozo Seco South has revealed a 1 kilometre diameter area with highly anomalous gold, silver, copper, zinc, lead, arsenic, antimony and mercury values. This significant surface discovery represents a proximal metals signature and the area is coincident with a significant “hot spot” in the magnetic high anomaly that underlies the entire Pozo Seco area (see details below).

The holes reported here include thirteen holes out of a 20 hole, 2,000 metre program being drilled on a 200 metre grid centered on discovery Hole CM09-130 (75.2 metres of 0.31% Moly).  An additional six holes are reported on an initial reconnaissance program focused on a series of strong jasperoid outcrops that run for 3 kilometres southeast of Pozo Seco.  Two of these show >1.5% zinc intercepts, but the rest reported no significant values.  Details are provided below in Tables 1, 2 and 3 and Map 1.

Aggressive drilling with at least five rigs will resume the third week of January to continue defining the principal Moly-Gold zone, as well as tracing the new gold zone towards high-potential geochemical and geophysical targets at Pozo Seco South generated during late 2009.

“On-going drilling at Pozo Seco has added 400 metres of strike length to our potential stand-alone moly-gold zone and has identified a new, very near surface high-grade gold zone that extends off to the southwest towards a large multi-element geochemical anomaly” said Dan MacInnis, MAG Silver President.  "The gold and moly were clearly introduced at separate times across overlapping and repeatedly reactivated structural zones. The newly recognized near-by multi-element geochemical anomaly that coincides with a very strong underlying magnetic anomaly may reflect one of the major mineralization centres we have been seeking and we will be drilling it immediately.”

MAG is also pleased to announce acquisition of a 150.8 hectare claim which lies directly along the north western projection of the Pozo Seco Molybdenum-Gold zone and completes control of the north western extension of Pozo Seco.

Table 1.0  Highlights from Pozo Seco Moly-Gold Zone

HoleID:	From	To	Interval	Moly	Moly	Gold
	metres	metres	metres	ppm	%	g/t
CM09-141	0.00	64.85	64.85	1006	0.101	0.18
Including	48.98	64.85	15.87	1672	0.167	0.35
Including	60.73	64.85	4.12	4318	0.432	0.52
CM09-142	3.25	42.62	39.37	1163	0.116	0.15
Including	23.78	30.46	6.68	2212	0.221	0.21
Including	35.58	42.62	7.04	1289	0.129	0.22
CM09-143	No Significant Intercepts
CM09-144	30.38	74.35	43.97	1590	0.159	0.27
Including	34.08	39.34	5.26	1873	0.187	0.59
Including	62.79	67.20	4.41	4260	0.426	0.23
Including	64.80	74.35	9.55	1560	0.156	0.47
CM09-145	No Significant Intercepts
CM09-146	42.75	47.77	5.02	693	0.069	0.04
CM09-147	69.80	73.15	3.35	2100	0.210	0.02
CM09-148	No significant intercepts
CM09-149	No significant intercepts
CM09-150	4.95	9.36	4.41	39	0.004	1.99
including	4.95	5.25	0.30	10	0.001	27.50
CM09-152	No significant intercepts
CM09-153	95.87	112.46	16.59	96	0.010	0.42

Additional drilling, Cinco de Mayo Project

Six additional holes have been completed recently along the 3 kilometre long band of jasperoid outcrops that extend southeast from the Pozo Seco.  Holes 151, 154 and 155 to 158 were drilled between 500 and 3,500 metres from Pozo Seco.  Hole 155 reported significant values: 2.19 metres (8.06 to 10.25 metre depth) ran 0.33 grams gold, with the subsequent intercept (10.25 to 11.29 metre depth) running 1.54% zinc. The remaining four holes had no significant results.

Table 2.0  Highlights from Jasperoid Zone drilling

HoleID:	From	To	Interval	Moly	Moly	Gold
	metres	metres	metres	ppm	%	g/t
CM09-151	No significant intercepts
CM09-154	No significant intercepts
CM09-155	8.06	10.25	2.19	33	0.003	0.33
CM09-155	10.25	11.29	1.04	20	0.002	0.10
CM09-156	No significant intercepts
CM09-157	28.33	28.79	0.46	4	0.0	0.08
CM09-158	No significant intercepts

Geochemical Sampling, Pozo Seco South:

A systematic geochemical sampling program was begun in late 2009 on several outcrop areas south and south west of the Pozo Seco moly-gold zone.  Over 200 samples have been taken to date, for which assays have been received for about 150.  Most of the results come from a 1 kilometre diameter alluvium-surrounded outcrop area lying about 1250 metres southwest of Hole 150 along the projection of the gold trend.  This area sits directly above a high on the strong positive magnetic anomaly that underlies the entire Pozo Seco zone and is believed to reflect an underlying intrusive body.  The area is laced with northwest-trending structures, many of which are silicified and some of which contain 20-50 cm thick galena and tennantite-bearing barite veins.  The area shows consistently high gold, silver, copper, zinc, lead, arsenic, antimony and mercury values (Table 3.0) and drilling here will be undertaken immediately on rigs returning to the project.

Table 3.0. Summary of results from Surface Geochemical Sampling (N=>150)

Gold:

Maximum of    4.38 grams per tonne; 18 samples exceed 0.66 g/t

Silver:

Maximum of    47.1 grams per tonne; 18 samples exceed 10 g/t
Lead:

Maximum of    78,600 ppm (7.8%);       35 samples exceed 2,500 ppm (0.25%)
Copper:

            Maximum of    31,000 ppm (3.1%);       15 samples exceed 2,000 ppm (0.2%)
Zinc:

Maximum of    94,600 ppm (9.46%);     62 samples exceed 5,000 ppm (0.5%)
Arsenic:

Maximum of    1,745 ppm;                      1 sample exceeds 500 ppm

Antimony:

Maximum of     211 ppm;                        4 samples  exceed 75 ppm
Mercury*

Maximum of     19 ppm;                        51 samples exceed 1 ppm

*Mercury was only analyzed for the first 100 samples.

About Pozo Seco:

Pozo Seco (Dry Well) lies above a strong 2 by 3 kilometres positive magnetic-high anomaly lying 4 kilometres southwest of the Jose Manto (silver, lead, zinc). To date, sixteen vertical and two angle holes have been drilled into molybdenum-gold or gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia developed along the strong northwest-trending Lucia Fault zone.  The molybdenum mineralization gives way abruptly to gold mineralization at the southeast end of the zone, but remains open to northwest.

Hole CM-87, drilled 900 metres north of the northernmost hole (CM-144) in the Pozo Seco Moly-Gold zone was drilled just east of the projection of the Lucia Fault.  CM-87 reported 19.50 metres grading 0.30 grams gold and .04% molybdenum which strongly suggests the Pozo Seco zone continues significantly farther to the northwest.

Diagrams can be found on the website www.magsilver.com.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property as well as a Moly-Gold discovery on the same property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

# Pozo Seco – Molybdenum (Gold) Zone

N
W
E
S
Location Map
Jose Manto
Pozo Seco
Discovery Hole
CM09-144
CM09-146
CM09-141
CM09-142
CM09-133
CM09-137
CM09-145
CM09-140
CM09-130
CM09-131
CM09-138
CM09-143
CM09-139
CM08-083
Gossens
CM09-152
CM09-147
CM09-129
CM09-123
CM09-150
CM09-148
SL-1
Approximate Mineralization Boundary
CM09-153
SL-3
CM09-149
CM09-151
Collars
Completed MAG DDH
Old Penoles RC
0
250
500
metres
January 2010

# Pozo Seco – Cross Section

1,800 mN
1,700 mN
1,600 mN
900 mE
1,000 mE
1,100 mE
1,200 mE
1,300 mE
1,400 mE
1,500 mE
1,600 mE
1,700 mE
1,800 mE
1,900 mE
2,000 mE
CM09-144
0.27g/t / 0.16% / 43.9m
CM09-142
0.15 g/t / 0.12% / 39.4m
CM09-140
0.34g/t / 0.11% / 47.8m
CM09-139
0.73g/t / 0.35% / 57.3m
CM09-147
0.02 g/t / 0.21% / 3.3m
CM09-148
NSV
Silicification
Brecciation
Alteration
200m
Gold (grams per tonne) / Molybdenum (%) / meters

# Pozo Seco – Plan Outline of Zone

400 Meters
Collars
Complated MAG
Old Penoles RC
Gausen
Grade x Width (Au comp)
gpt x m
< 1
1 - 5
5 - 10
10 - 20
20 - 42
Gold x Width

400 Meters
Collars
Complated MAG
Old Penoles RC
Gausen
Grade x Width (Mo comp)
kgpt x m
< 10
10 - 30
30 - 60
60 - 120
120 - 232
Moly x Width

# Pozo Seco South - Multi-element Target

Lucia Fault
Hole CM 09-87
Pozo Seco Moly (Gold) Zone
Pozo Seco South
Au
Cu
Hg
Zn
Pb
Cu
Hg
Au
Ag
Zn
Cu
Pb
Zn
Ag
CM09-87
CM09-91
CM09-151
CM09-155
CM09-132
CM09-125
CM09-157
CM08-02
SL-1
SL-3
Kbg
Kcu
Kl
Kf
Kbv

Legend

Au - Gold
Ag - Silver
Cu - Copper
Hg - Mercury
Pb - Lead
Zn - Zinc